Exhibit 99.1

July 4, 2022

Filed Via SEDAR

To: All Applicable Exchanges and Commissions

Dear Sirs:

Subject:

Arras Minerals Corp (the "Corporation") Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General Meeting of securityholders:

Meeting Date:	September 8, 2022
Record Date for Notice:	July 29, 2022
Record Date for Voting:	July 29, 2022
Beneficial Ownership Determination Date:	July 29, 2022
Class of Securities Entitled to Receive Notice:	COMMON
Class of Securities Entitled to Vote:	COMMON
ISIN Number:	CA04271V1058
Meeting Location:	Vancouver
Corporation sending materials directly to NOBOs:	No
Corporation to pay for delivery of materials to OBOs:	No
Notice-and-Access for registered holders:	Yes
Notice-and-Access for beneficial holders:	Yes
Stratification for registered holders:	No
Stratification for beneficial holders:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Daisy Molina"

Daisy Molina

Associate Relationship Manager Telephone: 587-774-2340

cc: CDS & Co.

Corporate & Shareholder Services

Mailing Address: PO Box 128, STN M, Calgary, AB T2P 2H6

Calgary Office: Suite 4000, 520 – 3 Avenue SW, Calgary, AB T2P 0R3 Vancouver Office: Suite 1900, 925 W. Georgia Street, Vancouver, BC V6C 3L2

Tel: 587.774.2340

Fax: 403.668.8307

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